

Wa'il Ashshowwaf · 2nd

CEO at Unstuck Labs, Founder at Reyets. Impact driven
leader, mentor, entrepreneur, creative startup and strategist.

Washington, District of Columbia, United States ·
500+ connections · **Contact info**

 **Unstuck Labs**

Harvard Business Sc

Providing services

Android Development, Application Development, Custom Software Development, Database Development
Mobile Application Development, User Experience Design (UED), Web Design, Web Development, and iO

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Experience



CEO & Cofounder
Unstuck Labs
May 2017 – Present · 3 yrs 3 mos
Washington D.C. Metro Area

A venture building agency, hyperlearning community, and accelerator founded by a team of
career professionals turned entrepreneurs. As a creative technology company, we work with
founders to validate and accelerate tech startup launches.

 **Venture builders**



CEO & Cofounder
Reyets
REYETS

REYETS

Jun 2017 – Present · 3 yrs 2 mos
Washington D.C. Metro Area

Founder of Reyets, a mobile app and technology platform that offers a secure way to record video and document high-risk situations. Designed to help people protect their rights during interactions with law enforcement, at protests, in travel disputes, and any other incidents. App offers real-time cloud backups and on demand live streaming which ensures that re ...see mor



Startup of the Week: Meet Reyets -...



reyets



Board Member - International Business Advisory

American University - Kogod School of Business
Oct 2017 – Present · 2 yrs 10 mos
United States

Advise the department about key decisions related to strategy, teaching curriculum, and research directions. Provide insights into the global business environment, key business trends and future opportunities for students.



Managing Partner

The Global Advisory Group
Nov 2012 – Present · 7 yrs 9 mos
Washington D.C. Metro Area

Managing Partner of The Global Advisory Group, a firm that provides advisory, consulting and facilitates cross-border business alliances and transactions between companies in North America, LATAM, Europe, Asia/Pacific and high-growth markets in the Middle East and North Africa (MENA).



Rooam

5 yrs 6 mos

Advisor & Founding Partner

Aug 2017 – Present · 3 yrs
Washington D.C. Metro Area

Provide guidance on direction and company vision.
Provide insight into the industry, competition, and market.
Develop connections to move the company forward, including prospects, new hire candidates, and other partnership opportunities.   ...see mor

○ **Business Director & Founding Partner**
Feb 2015 – Aug 2017 · 2 yrs 7 mos
Washington D.C. Metro Area

Partner at Rooam. a free platform that improves your business by allowing customers to open and pay their tabs using your existing point-of-sale, and discover your business.

Oversee business operations including sales, marketing, partnerships, finance, busi ...see mor

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Education



Harvard Business School
Executive Education, Strategy
2013 – 2013



Georgetown University - The McDonough School of Business
Masters (MS), Business Leadership
2011 – 2012



California State University, Chico
Bachelor of Science (BSc), Marketing
1997 – 2001

Licenses & Certifications



International Compliance Association Certificate in AML and Sanctions Compliance with Distinction
The University of Manchester
Issued Jun 2015 · No Expiration Date



Group Graduate Development Program
HSBC
Issued Apr 2003 · No Expiration Date



Pepsi Development Program

PepsiCo

Issued Sep 2001 · No Expiration Date

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Volunteer Experience



US Delegate : Entrepreneurship Executive

U.S. Department of State

Nov 2019 · 1 mo

Economic Empowerment



Incubator Advisor

Halcyon Incubator

Sep 2018 – Present · 1 yr 11 mos

Science and Technology

Evaluate pitches, advise and mentor Halcyon Incubator fellows.



Mentor

SEED SPOT

Jun 2018 – Present · 2 yrs 2 mos

Education

Mentors provide the backbone of supporting youth and adults creating impactful ventures. We run a series of programs that support impact-driven problem solvers.

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